DHI Group, Inc.
6465 South Greenwood Plaza, Suite 400
Centennial, CO 80111

August 26, 2024

Via EDGAR

Ms. Suying Li
Mr. Rufus Decker
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:        DHI Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Item 2.02 Form 8-K dated May 8, 2024
File No. 001-33584

Ladies and Gentlemen:

DHI Group, Inc. (“DHI Group, Inc.” the “Company”, “we”, “us”, or “our”) submits this letter in response to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated July 11, 2024 (the “Comment Letter”). For ease of reference, we have set forth the Staff’s comments included in the Comment Letter in bold font and the Company’s responses below.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 1. Business, page 5

Comment 1:

You present adjusted EBITDA margin in the introduction and summary table on page 5 and discuss the adjusted EBITDA margin in the 2023 highlights on page 6 without presenting/discussing its more directly comparable GAAP measure, net income (loss) margin. Please revise your disclosures accordingly. Refer to Item 10 (e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and confirms that the Company will, in its future filings, present/discuss net income (loss) margin wherever adjusted EBITDA margin is presented, consistent with the requirements of Item 10 (e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Item 2.02 Form 8-K dated May 8, 2024
Exhibit 99.1
Supplemental Information and Non-GAAP Reconciliations
Reconciliation of Diluted Earnings Per Share to Non-GAAP Earnings per Share, page 11

Comment 2:
Please revise your reconciliation to separately present the income tax effects related to the non-GAAP adjustment and provide an explanation of how the tax impacts are determined. Refer to Question 102.11 of

DHI Group, Inc.

the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also, please clarify the nature of and purpose for the discrete tax items adjustment.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and will revise its non-GAAP earnings per share reconciliation in future filings to separately present the income tax effects of the non-GAAP adjustments and will provide an explanation of how the tax impacts are determined in accordance with Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company will also clarify the nature and purpose of the discrete tax items adjustment. Set forth below is proposed disclosure utilizing the Company's earnings release that was furnished to the Commission on May 8, 2024 for illustrative purposes.

	Non-GAAP Earnings Per Share(1)
	Q1 2024	Q1 2023
Reconciliation of Diluted Earnings Per Share to non-GAAP Earnings per Share(2):
Diluted earnings (loss) per share	$(0.03)	$0.01
Non-cash stock-based compensation(3)	0.05	0.06
Impairments	0.01	—
Severance and related costs	—	0.01
Discrete tax items(4)	0.05	(0.01)
Tax impact of non-GAAP adjustments(5)	(0.01)	(0.02)
Other(6)	(0.02)	—
Non-GAAP earnings per share	$0.05	$0.05

Weighted average shares outstanding used in computing diluted earnings (loss) per share	44,210	45,240
Weighted average shares outstanding used in computing non-GAAP earnings per share	44,835	45,240

(1) Non-GAAP earnings per share was previously titled Adjusted Diluted Earnings Per Share.
(2) All non-GAAP adjustments are presented on a gross basis. The related income tax effects, including current and deferred income tax expense, are included in the adjustment line under the heading "Tax impact of non-GAAP adjustments”.
(3) The Company revised its definition of non-GAAP earnings per share beginning with the first quarter of 2024 to exclude the impact of non-cash stock-based compensation expense. All prior periods have been recast to conform with the revised definition. See "Notes Regarding the Use of Non-GAAP Financial Measures" elsewhere in the document.
(4) Discrete tax items resulted from the tax impacts of share-based compensation awards in the three months ended March 31, 2024 and 2023, and also from state taxes related to research and development expenditures in the three months ended March 31, 2024.
(5) The Company utilized a federal rate plus a net state rate that excluded the impact of share-based compensation awards and other discrete items to calculate its non-GAAP blended statutory rate of 25% for the three months ended March 31, 2024 and 2023. The non-GAAP rate has been applied to non-cash stock-based compensation and severance and related costs to compute the tax impact of non-GAAP adjustments.
(6) Adjusts, as applicable, for the share impact of common stock equivalents, where dilutive, and for the impacts of rounding.

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If you have any questions concerning the above response, please do not hesitate to contact the undersigned at 303-562-0343 or Greg Schippers at 515-978-3736.

DHI Group, Inc.

Sincerely,

/s/ Raime Leeby Muhle
Raime Leeby Muhle
cc:	E. Jack Connolly, Esq.	Chief Financial Officer
	Vice President and General Counsel	(Principal Financial Officer)

Greg Schippers, VP, Finance and Controller